Room 4561


      June 13, 2005

Mr. Alexander Vesak
American Media Systems Co.
3500 Cornett Road
Vancouver, British Columbia, V5M2H5

      RE:	American Media Systems Co.
   Amendment No. 2 to Registration Statement on Form SB-2
   Filed June 2, 2005
   File No. 333-123169

Dear Mr. Vesak:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.
Prospectus Summary, page 3
1. While we note that you provided updated financial statements with this amendment, you should revise throughout your filing to provide similar updated disclosure. For example, please revise your summary of financial data table to include information as of and for the most recent financial statement period that is included in the registration statement and revise the dilution disclosures to present book value as of the date of the most recent balance sheet. In addition, your "Management Discussion and Analysis or Plan of Operations" section should be updated to include a discussion of the results of operations for the most recent period for which financial statements are presented. Further, ensure that other information throughout the filing, including the amounts discussed in your "Description of Securities" section, is appropriately updated as well.
Risk Factors

Our President is our sole director and executive officer ..., page
5
2. While we note that you added this risk factor in response to comment 3 of our letter dated May 17, 2005, please revise the text of the risk factor to include a discussion regarding Mr. Vesak`s responsibility for establishing and monitoring his own internal controls over financial reporting and disclosure controls and procedures.

Plan of Distribution, page 8
3. In light of your response to comment 7 of our letter dated May
17,
2005, please revise your Prospectus Front Cover and "Prospectus Summary" section to prominently indicate that Mr. Vesak may purchase unlimited securities in order to achieve the minimum offering amount.
Further, please provide separate risk factor disclosure to discuss the ramifications to investors of Mr. Vesak purchasing unlimited shares in order to achieve the minimum amount. For example, we would expect to see prominent disclosure of the risk that the offering could result in only a small number of unaffiliated investors owning stock in the company.
Description of Business

Marketing Plan, page 14
4. While we note the revisions you have made in response to comment 8 of our letter dated May 17, 2005, please revise to clarify whether the costs you expect to incur in securing additional agency agreements have already been included in the "Travel" and "Rent and
General Legal and Office Expenses" amounts you have provided in the use of proceeds table on page 7, and in the related marketing plan discussion in this section.

Signatures
5. Please note that the registration statement must be signed by the registrant, as well as by its principal executive officer, principal financial officer, principal accounting officer or controller and a majority of its directors. While we note that your registration statement is signed by all of the necessary individuals, it has not been signed by the registrant. Please ensure that your next amendment is appropriately signed and dated. See the signatures section of Form SB-2.
Exhibits
6. Please provide a more recently dated legality opinion from counsel.

* * * * *

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper, at
(202) 551-3482, Sara Kalin, at (202) 551-3454 or the undersigned, at
(202) 551-3462. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal


cc:	Via Facsimile
      Conrad C. Lysiak, Esq.
	601 West First Avenue, Suite 503
	Spokane, Washington 99201
	Telephone: (509) 624-1475
	Facsimile:  (509) 747-1770
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Mr. Alexander Vesak
American Media Systems Co.
June 13, 2005
Page 1